UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2004

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: January 28, 2004	By:	/s/ RANDY MILNER Name: Randy Milner Title: Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE

For immediate release

METHANEX COMPLETES HIGHLY PROFITABLE YEAR – MOMENTUM CONTINUES INTO 2004

January 28, 2004

Methanex Corporation recorded income before unusual items (after-tax) of US$29.2 million (US$0.24 per share) and generated EBITDA1 of US$82.8 million for the fourth quarter ended December 31, 2003. This compares to income before unusual items (after-tax) of US$32.1 million (US$0.27 per share) and EBITDA of US$83.0 million for the third quarter 2003, and to income before unusual items (after-tax) of US$55.3 million (US$0.44 per share) and EBITDA of US$99.0 million for the same period in 2002. Including the impact of previously announced asset restructuring charges related to the write down of the New Zealand and Medicine Hat production facilities, the Company recorded a net loss in the fourth quarter 2003 of US$110.2 million (US$0.92 per share). This compares to a net loss of US$7.8 million (US$0.06 per share) for the third quarter 2003 and a net loss of US$30.4 million (US$0.24 per share) for the same period in 2002.

For the year ended December 31, 2003, income before unusual items (after-tax) was US$186.7 million (US$1.52 per share) and EBITDA was US$391.6 million. In 2002, income before unusual items (after-tax) was US$112.1 million (US$0.89 per share) and EBITDA was US$269.6 million. Including the impact of unusual items, net income for the year ended December 31, 2003 was US$7.5 million (US$0.06 per share) compared with US$26.4 million (US$0.21 per share) for 2002.

Bruce Aitken, President and COO of Methanex commented, “We continue to operate in an environment of strong methanol prices. Our average realized price for the fourth quarter 2003 was US$204 per tonne compared with US$216 per tonne for the previous quarter and US$188 per tonne for the fourth quarter 2002. Tight methanol market conditions are creating upward price momentum early in 2004. In the United States, the Methanex non-discounted reference price for January 2004 is US$249 per tonne (US$0.75 per gallon). In Europe, we posted a first quarter contract transaction price of EURO 200, before discounts, or approximately US$250 per tonne (US$0.75 per gallon) while non-discounted prices in Asia are currently between US$260 – 275 per tonne.”

Mr. Aitken continued, “Looking ahead, we are optimistic that the favourable methanol market conditions enjoyed throughout 2003 will continue in 2004. We expect that the impact of planned new capacity additions is likely to be largely offset by further shut-downs of high cost North American production. As announced in the fourth quarter, we acquired the customer contracts and certain production rights to Terra Industries’ 700,000 tonne per year methanol plant located in Beaumont, Texas. This transaction, which is similar to the arrangement announced with Lyondell in 2002, provides us with valuable flexibility as we add two increments of low cost capacity over the next twelve months. We expect to add the 1.7 million tonne per year Atlas methanol facility in Trinidad, in which we have a 63.1% interest, in the second quarter of this year and complete our 840,000 tonne per year Chile IV project in early 2005. These new plants will improve the quality of our earnings and enhance our ability to generate substantial cash from our business.”

-more-

For further information, contact: Chris Cook Director, Investor Relations	Information in this news release and the attached management’s discussion and analysis may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include world-wide economic conditions, the availability and cost of gas feedstock, the ability to implement business strategies and pursue business opportunities, conditions in the methanol and other industries including the supply and demand for methanol and the risks attendant with producing and marketing methanol, integrating acquisitions and realizing anticipated synergies and carrying out major capital expenditure projects. Please also refer to page 40 of our 2002 Annual Report for more information on forward-looking statements

-continued-

Mr. Aitken concluded, “During the fourth quarter, we finalized a US$250 million three-year revolving credit facility replacing the expiring US$291 million facility. This undrawn facility, combined with the close to US$300 million of cash on hand at year end, allows us to maintain our strong and flexible financial position. We have the financial capacity to complete our capital spending programs and pursue new opportunities to enhance our strategic position in methanol and continue to deliver on our commitment to return excess cash to shareholders.”

A conference call is scheduled for Thursday, January 29 at 11:00 am EST (8:00 am PST) to review these fourth quarter results. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139, or toll free at (888) 458-1598. The security passcode for the call is 75577. A playback version of the conference call will be available for seven days at (877) 653-0545. The reservation number for the playback version is 190522. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com.

Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

-end-

1	For a definition of EBITDA, please refer to “Additional Information — Supplemental Non-GAAP Measures” included in this Interim Report.

For further information, contact: Chris Cook Director, Investor Relations	Information in this news release and the attached management’s discussion and analysis may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include world-wide economic conditions, the availability and cost of gas feedstock, the ability to implement business strategies and pursue business opportunities, conditions in the methanol and other industries including the supply and demand for methanol and the risks attendant with producing and marketing methanol, integrating acquisitions and realizing anticipated synergies and carrying out major capital expenditure projects. Please also refer to page 40 of our 2002 Annual Report for more information on forward-looking statements

At December 31, 2003, the number of common shares outstanding was 120,007,767. Contact Information Methanex Investor Relations 1800 – 200 Burrard Street Vancouver, BC Canada V6C 3M1	Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq National Market under the symbol MEOH.

Transfer Agents & Registrars
CIBC Mellon Trust Company
393 University Avenue, 5th Floor
Toronto, Ontario, Canada M5G 2M7
Toll free in North America:
1-800-387-0825	Investor Information All financial reports, news releases and corporate information can be accessed on our web site at www.methanex.com. E-mail: invest@methanex.com Methanex Toll-Free: 1-800-661-8851

Fourth Quarter Management’s Discussion and Analysis

Except where otherwise noted, all currency amounts are stated in United States dollars.

This fourth quarter 2003 Management’s Discussion and Analysis should be read in conjunction with the 2002 annual consolidated financial statements and the Management’s Discussion and Analysis included in the Methanex 2002 Annual Report.

	2003			2002

	Three	Three		Three
	months	months	Year	months	Year
	ended	ended	ended	ended	ended
($ millions, except where noted)	December 31	September 30	December 31	December 31	December 31

Sales volumes (thousands of tonnes)
Company produced	1,328	1,200	4,933	1,347	5,686
Purchased	399	350	1,392	278	809
Commission sales	—	—	254	197	725

	1,727	1,550	6,579	1,822	7,220
Average realized methanol price ($ per tonne)	$204	$216	$220	$188	$155
Net income (loss)	$(110.2)	$(7.8)	$7.5	$(30.4)	$26.4
Income before unusual items (after-tax)[1]	$29.2	$32.1	$186.7	$55.3	$112.1
Operating income	$55.9	$59.0	$296.5	$72.9	$158.3
Cash flows from operating activities[2]	$63.3	$69.0	$330.4	$91.7	$244.6
EBITDA[3]	$82.8	$83.0	$391.6	$99.0	$269.6
Basic net income (loss) per share	$(0.92)	$(0.06)	$0.06	$(0.24)	$0.21
Basic income before unusual items (after-tax) per share[1]	$0.24	$0.27	$1.52	$0.44	$0.89
Number of common shares outstanding (millions of shares)	120.0	119.5	120.0	125.7	125.7
Weighted average number of common shares outstanding (millions of shares)	119.7	119.2	123.0	125.2	126.6

1	Unusual items include items that are considered by management to be non-operational and/or non-recurring. For a reconciliation of net income (loss) to income before unusual items (after-tax) and the basis for the calculation of basic income before unusual items (after-tax) per share, refer to “Additional Information — Supplemental Non-GAAP Measures”.

2	Before changes in non-cash working capital and the utilization of prepaid natural gas.

3	EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital and the utilization of prepaid natural gas, cash flows related to interest, income taxes, asset restructuring charges and other unusual items. For a reconciliation of cash flows from operating activities to EBITDA, refer to “Additional Information — Supplemental Non-GAAP Measures”.

METHANEX CORPORATION 2003 FOURTH QUARTER REPORT 1

Continued Strong Financial Results

For the fourth quarter ended December 31, 2003, we recorded income before unusual items (after-tax) of $29.2 million ($0.24 per share) and EBITDA of $82.8 million. This compares to income before unusual items (after-tax) of $32.1 million ($0.27 per share) and EBITDA of $83.0 million for the third quarter ended September 30, 2003. For the fourth quarter ended December 31, 2002, we recorded income before unusual items (after-tax) of $55.3 million ($0.44 per share) and EBITDA of $99.0 million. Including the impact of unusual items, we recorded a net loss for the fourth quarter of 2003 of $110.2 million ($0.92 per share). This compares with a net loss of $7.8 million ($0.06 per share) for the third quarter ended September 30, 2003 and a net loss of $30.4 million ($0.24 per share) for the fourth quarter ended December 31, 2002.

For the year ended December 31, 2003, we recorded income before unusual items (after-tax) of $186.7 million ($1.52 per share) and EBITDA of $391.6 million compared with income before unusual items (after-tax) of $112.1 million ($0.89 per share) and EBITDA of $269.6 million for the year ended December 31, 2002. Including the impact of unusual items, net income for the year ended December 31, 2003 was $7.5 million ($0.06 per share) compared with net income of $26.4 million ($0.21 per share) for the year ended December 31, 2002.

For a description and analysis of unusual items refer to “Unusual Items”.

EBITDA

The change in EBITDA resulted from:

	Q4-2003	Q4-2003	2003
	compared with	compared with	compared with
($ millions)	Q3-2003	Q4-2002	2002

Higher (lower) realized price of produced methanol	(16)	21	325
Lower (higher) cash cost	3	(25)	(110)
Higher (lower) sales volume of produced methanol	12	(6)	(61)
Higher (lower) margin on the sale of purchased methanol	1	(6)	(32)

Increase (decrease) in EBITDA	—	(16)	122

Higher (lower) realized price of produced methanol – Methanol prices are characterized by volatility and are affected by the methanol supply/demand balance, which is influenced by global industry capacity, industry operating rates and the strength of demand. Methanol prices are also influenced by the cost structure of North American production that is determined primarily by prevailing natural gas prices.

Our average realized price for the fourth quarter of 2003 was $204 per tonne compared with $216 per tonne for the third quarter of 2003 and $188 per tonne for the fourth quarter of 2002. The change in average realized price for produced methanol decreased EBITDA by $16 million in comparison with the third quarter of 2003 and increased EBITDA by $21 million in comparison with the fourth quarter of 2002. The average realized price for the year ended December 31, 2003 was $220 per tonne compared with $155 per tonne for the same period in 2002 and this increased EBITDA by $325 million.

Lower (higher) cash cost – The most significant components of our cash costs are natural gas and distribution costs associated with delivering methanol to customers from our production facilities. We purchase natural gas for our Kitimat facility on a short-term basis and the purchase price is set in a competitive market that can fluctuate widely. Natural gas costs for our Chilean facility are adjusted by a formula related to methanol prices on a twelve-month trailing average basis. In Trinidad, we purchase natural gas through a take-or-pay supply contract and prices are adjusted quarterly by a formula related to methanol prices. In New Zealand, due to the redetermination of the Maui gas field completed in 2003 we lost substantially all of our long-term natural gas entitlements. Natural gas in New Zealand is purchased through take-or-pay and other purchase contracts reflecting the current prevailing market price for natural gas.

Our cash costs for the fourth quarter of 2003 were slightly lower than the third quarter of 2003 and this increased EBITDA by $3 million.

METHANEX CORPORATION 2003 FOURTH QUARTER REPORT 2

Higher cash costs decreased EBITDA by $25 million for the fourth quarter of 2003 compared with the fourth quarter of 2002 and by $110 million for the year ended December 31, 2003 compared with the same period in 2002. For the fourth quarter of 2003 compared with the fourth quarter of 2002, higher natural gas costs in Chile, New Zealand and Kitimat decreased EBITDA by $12 million, $2 million and $4 million, respectively. For the year ended December 31, 2003 compared with the same period in 2002, higher natural gas costs in Chile, New Zealand and Kitimat decreased EBITDA by $27 million, $13 million and $33 million, respectively. The remaining increase in cash costs for both periods is primarily due to higher unit costs resulting from reduced production at our New Zealand facilities and higher ocean freight costs as a result of increased fuel costs and changes in shipping patterns.

Higher (lower) sales volume of produced methanol – Due to planned sales increases and strong demand, our sales of produced methanol in the fourth quarter were higher than the third quarter and this increased EBITDA by $12 million. Our sales volume of produced methanol in 2003 has been impacted by lower production from our facilities in New Zealand, however, sales of production from the Titan plant in Trinidad acquired in May 2003 have partially offset this impact. Lower sales volume of produced methanol decreased EBITDA for the fourth quarter of 2003 by $6 million compared with the fourth quarter of 2002 and decreased EBITDA by $61 million for the year ended December 31, 2003 compared with the same period in 2002.

Higher (lower) margin on the sale of purchased methanol – We purchase methanol, at market prices, in order to satisfy customer requirements. As a consequence, we realize holding gains or losses on the resale of this product depending on the prevailing methanol price at the time of resale. The cost for purchased methanol also includes storage and handling costs. We incurred a loss of $12 million on the sale of approximately 399,000 tonnes of purchased methanol in the fourth quarter of 2003 compared with a loss of $13 million in the third quarter of 2003 and a loss of $6 million in the fourth quarter of 2002. For the year ended December 31, 2003, we incurred a loss of $40 million on the sale of approximately 1,392,000 tonnes of purchased methanol compared with a loss of $8 million for the same period in 2002.

Depreciation and Amortization

Depreciation and amortization expense for the fourth quarter of 2003 was $27 million compared with $26 million for the same period in 2002. For the year ended December 31, 2003, depreciation and amortization expense was $95 million compared with $111 million for the same period in 2002. Depreciation expense was lower due primarily to reduced sales volume of produced product. In addition, we wrote off our Fortier facility at the end of 2002 and this has resulted in lower depreciation expense for 2003.

Interest Expense and Interest and Other Income

	Three months	Three months
	ended	ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
Interest expense ($ millions)	2003	2002	2003	2002

Interest expense before capitalized interest	$17	$10	$59	$38
Less: capitalized interest	(7)	(4)	(20)	(9)

Interest expense	$10	$6	$39	$29

The increase in interest expense, net of capitalized interest, relates primarily to an increase in the level of long-term debt.

Interest and other income — Interest and other income for the fourth quarter of 2003 was $3 million compared with $2 million for the same period in 2002. For the year ended December 31, 2003, interest and other income was $14 million compared with $10 million for the same period in 2002.

METHANEX CORPORATION 2003 FOURTH QUARTER REPORT 3

Unusual Items

	Three months	Three months
	ended	ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
($ millions)	2003	2002	2003	2002

Asset restructuring charges	$139	$115	$139	$115
Write-off of plant and equipment under development	—	—	40	—
Site restoration adjustment	—	(27)	—	(27)

Total	$139	$88	$179	$88

During the fourth quarter of 2003 we recorded a non-cash asset impairment charge of $130 million, before and after-tax, to write down property, plant and equipment and related assets in New Zealand and Medicine Hat, Alberta. We also incurred costs and made payments of $9 million primarily for employee termination benefits to reduce the workforce at our New Zealand operations by approximately 82 employees and for costs to re-mothball the Medicine Hat facility. The Medicine Hat facility has been idled since 2001. The asset restructuring charges reflect changed economics for natural gas in both New Zealand and North America. The write-downs in 2003 complete the restructuring of our assets not supported by long-term low-cost natural gas supply.

During the third quarter of 2003 we recorded a $40 million write off of plant and equipment under development as a result of our decision to not proceed with the construction of a 1.3 million tonne methanol plant in Western Australia.

During the fourth quarter of 2002 we recorded an asset restructuring charge of $115 million related to the write-off of our Fortier, Louisiana methanol facility which has been idled since March of 1999. The Fortier asset restructuring charge was partially offset by a $27 million reduction in the accrual for site restoration for our New Zealand facilities.

Income Taxes

The effective income tax rate for the fourth quarter ended December, 2003, excluding unusual items, was 40% compared with 19% for the same period in 2002. For the year ended December 31, 2003, the effective tax rate, excluding unusual items, was 31% compared with 20% for 2002. Due to the existence of unrecorded tax benefits in New Zealand, our income earned in this region has not attracted accounting income taxes. As a result of a reduction in our natural gas entitlements in New Zealand and the resulting lower production levels we earned a higher proportion of our 2003 earnings from product produced in Chile, where we record accounting income taxes, and this resulted in a higher effective tax rate compared with 2002.

Operating Performance

During the fourth quarter of 2003 we experienced planned and unplanned shutdowns at our Chile facilities. These shutdowns represented approximately 100,000 tonnes of reduced production. We operated our Kitimat, Chile and Trinidad facilities during the fourth quarter of 2003 at 89% of their combined capacity. These facilities operated at 92% of their combined capacity for the year ended December 31, 2003.

Natural gas supply constraints during 2003 resulted in reduced production at our New Zealand facilities and during the fourth quarter of 2003 production in New Zealand was limited to 158,000 tonnes. At this time, we have sufficient contracted natural gas to produce approximately 0.5 million tonnes at our New Zealand facilities in 2004 and we are continuing to pursue our efforts to secure additional natural gas supply which could increase 2004 production to 1.0 million tonnes. There can be no assurance, however, that we will be able to secure additional natural gas on commercially acceptable terms.

Supply/Demand Fundamentals

We continue to operate in an environment of strong methanol prices and favourable industry fundamentals. Stronger demand, particularly in Asia, combined with higher North American natural gas prices and low global inventory levels has recently resulted in even tighter market conditions and higher methanol prices.

METHANEX CORPORATION 2003 FOURTH QUARTER REPORT 4

We expect that the 1.7 million tonne Atlas plant, in which we have a 63.1% interest, will be the first increment of new production this year. NPC in Iran is also planning for new capacity in 2004 and we expect that this facility will commence production during the second half of the year. We expect that the impact of the planned new capacity additions is likely to be largely offset by further shut-downs of high cost North America production. During 2004, we have certain production rights for the methanol plants owned by Lyondell and Terra Industries in Texas. Through these arrangements we are able to determine the level of production from these facilities. These facilities have a combined annual capacity of approximately 1.5 million tonnes. The production rights and exclusive rights to all methanol produced at Terra Industries’ 700,000 tonne per year methanol facility and the related methanol customer contracts were acquired during the fourth quarter of 2003 for $25 million.

The Methanex non-discounted reference prices for January 2004 are $249 per tonne ($0.75 per gallon), EURO 200 per tonne (approximately US$250 per tonne) and $250 per tonne for the United States, Europe and Asia, respectively. Currently, spot prices in the United States are approximately $233-241 per tonne ($0.70 -0.73 per gallon). Prices in Asia are currently between $260 and $275 per tonne.

Low-cost Methanol Capacity Under Development

We are currently constructing low-cost methanol production facilities in Trinidad and Chile. Construction of Atlas is continuing and we expect this facility to start production during the second quarter of 2004. With the acquisition in May 2003 of Titan, which is adjacent to Atlas, we have established a Trinidad production hub underpinned by long-term natural gas contracts. These facilities will provide us with low-cost, duty-free supply to North America and Western Europe.

Chile IV, an 840,000 tonne per year expansion to our low-cost Chilean methanol production facility, is progressing and we expect to complete construction in early 2005.

Liquidity and Capital Projects

Cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas in the fourth quarter of 2003 were $63 million compared with $92 million for the same period in 2002. The decrease relates primarily to cash settlements as a result of the asset restructuring charges and lower EBITDA in the fourth quarter of 2003.

Our proportionate share of capital expenditures during the fourth quarter of 2003 for the Atlas methanol project was $21 million. Our share of the amount drawn on the Atlas joint venture debt facilities during the fourth quarter was $17 million and our estimated remaining cash equity contribution to complete the construction of Atlas and fund the debt reserve fund is approximately $44 million.

Capital expenditures for Chile IV during the fourth quarter of 2003 were $53 million. The total project is estimated to cost $275 million, including $25 million of capitalized interest. Total capital expenditures to December 31, 2003 were $142 million, including $6 million of capitalized interest.

During the fourth quarter of 2003 we paid a quarterly dividend of US$0.06 per share, or approximately $7 million.

We have excellent financial capacity and flexibility. Our cash balance at December 31, 2003 was $288 million. During the fourth quarter we finalized a $250 million three-year revolving credit facility replacing the expiring $291 million facility, allowing us to maintain our strong and flexible financial position. The revolving credit facility was undrawn at December 31, 2003. The planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes is estimated to total approximately $80 million for the period to the end of 2006. We have the financial capacity to complete the capital maintenance spending program, fund the remaining equity contribution for Atlas and complete the construction of Chile IV. We also have the capacity to pursue new opportunities to enhance our strategic position in methanol.

METHANEX CORPORATION 2003 FOURTH QUARTER REPORT 5

Short-term Outlook

Industry fundamentals continue to be favourable. High North American natural gas prices, low global inventory levels and stronger demand have resulted in tight market conditions and higher methanol prices in early 2004. In this environment we are continuing to focus on maximizing the value generated from our low-cost facilities and maintaining our global market position. The methanol price will ultimately depend on industry operating rates, the rate of industry restructuring and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and low-cost position will ensure that Methanex continues to be the leader in the methanol industry.

January 28, 2004

METHANEX CORPORATION 2003 FOURTH QUARTER REPORT 6

Additional Information — Supplemental Non-GAAP Measures

In addition to providing measures prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), Methanex presents certain supplemental non-GAAP measures. These are EBITDA, income before unusual items (after-tax) and basic income before unusual items (after-tax) per share. These measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These measures are provided to assist readers in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows from operating activities and other measures of financial performance and liquidity reported in accordance with GAAP.

Income before Unusual Items (after-tax) and Basic Income before Unusual Items (after-tax) Per Share

These supplemental non-GAAP measures are provided to assist readers in comparing earnings from one period to another without the impact of unusual items that are considered to be non-operational and/or non-recurring. Basic income before unusual items (after-tax) per share has been calculated by dividing income before unusual items (after-tax) by the weighted average number of common shares outstanding.

The following table shows a reconciliation of net income (loss) to income before unusual items (after-tax):

	2003			2002

	Three months	Three months	Twelve months	Three months	Twelve months
	ended	ended	ended	ended	ended
($ thousands)	December 31	September 30	December 31	December 31	December 31

Net income (loss)	$(110,195)	$(7,750)	$7,508	$(30,382)	$26,414
Add (deduct) unusual items:
Site restoration adjustment	—	—	—	(26,972)	(26,972)
Asset restructuring charges (after-tax)	139,352	—	139,352	112,687	112,687
Write-off of plant and equipment under development	—	39,833	39,833	—	—

Income before unusual items (after-tax)	$29,157	$32,083	$186,693	$55,333	$112,129

EBITDA

This supplemental non-GAAP measure is provided to assist readers in determining the ability of Methanex to generate cash from operations. EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital and the utilization of prepaid natural gas, cash flows related to interest, income taxes, asset restructuring charges and other unusual items.

The following table shows a reconciliation of cash flows from operating activities to EBITDA:

	2003			2002

	Three months	Three months	Twelve months	Three months	Twelve months
	ended	ended	ended	ended	ended
($ thousands)	December 31	September 30	December 31	December 31	December 31

Cash flows from operating activities	$95,357	$73,611	$360,964	$87,236	$190,109
Add (deduct):
Changes in non-cash working capital and the utilization of prepaid natural gas	(32,093)	(4,606)	(30,554)	4,509	54,485
Other non-cash operating expenses	(6,159)	(2,372)	(13,158)	(3,162)	(10,030)
Asset restructuring charges — cash settlements	9,787	—	9,787	—	—
Interest expense	10,358	11,035	38,815	5,945	28,972
Interest and other income	(3,195)	(2,372)	(13,843)	(1,665)	(10,365)
Income taxes — current	8,783	7,745	39,586	6,159	16,465

EBITDA	$82,838	$83,041	$391,597	$99,022	$269,636

METHANEX CORPORATION 2003 FOURTH QUARTER REPORT 7

Methanex Corporation

Consolidated Statements of Income and Retained Earnings	Three months ended		Years ended
(unaudited)	December 31		December 31

(thousands of U.S. dollars, except number of shares and per share amounts)	2003	2002	2003	2002

Revenue	$351,555	$306,993	$1,394,450	$1,008,792
Cost of sales and operating expenses	268,717	207,971	1,002,853	739,156
Depreciation and amortization	26,939	26,084	95,107	111,289

Operating income before undernoted items	55,899	72,938	296,490	158,347
Interest expense (note 8)	(10,358)	(5,945)	(38,815)	(28,972)
Interest and other income	3,195	1,665	13,843	10,365
Asset restructuring charges (note 9)	(139,352)	(115,387)	(139,352)	(115,387)
Write-off of plant and equipment under development (note 2)	—	—	(39,833)	—
Site restoration adjustment	—	26,972	—	26,972

Income (loss) before income taxes	(90,616)	(19,757)	92,333	51,325
Income taxes:
Current	(8,783)	(6,159)	(39,586)	(16,465)
Future	(10,796)	(4,466)	(45,239)	(8,446)

	(19,579)	(10,625)	(84,825)	(24,911)

Net income (loss)	$(110,195)	$(30,382)	$7,508	$26,414
Retained earnings, beginning of period	401,705	423,532	386,868	397,310
Excess of repurchase price over assigned value of common shares	—	—	(51,523)	(24,349)
Dividend payments	(7,194)	(6,282)	(58,537)	(12,507)

Retained earnings, end of period	$284,316	$386,868	$284,316	$386,868

Weighted average number of common shares outstanding*	119,677,786	125,183,497	122,961,809	126,610,754
Diluted weighted average number of common shares outstanding*	119,677,786	125,183,497	125,631,509	128,801,974
Basic and diluted net income (loss) per common share	$(0.92)	$(0.24)	$0.06	$0.21

*	number of common shares outstanding at December 31, 2003: 120,007,767 (December 31, 2002: 125,651,639)

METHANEX CORPORATION 2003 FOURTH QUARTER REPORT 8

Methanex Corporation

Consolidated Balance Sheets	December 31	December 31
(unaudited)	2003	2002

(thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$287,863	$421,387
Receivables	220,871	201,037
Inventories	126,729	119,125
Prepaid expenses	14,852	12,079

	650,315	753,628
Property, plant and equipment (note 2)	1,320,227	979,935
Other assets	111,258	85,748

	$2,081,800	$1,819,311

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$178,420	$136,035
Current maturities on long-term debt and other long-term liabilities	33,026	6,079

	211,446	142,114
Long-term debt (note 4)	756,185	547,224
Other long-term liabilities	69,377	52,980
Future income taxes	261,218	172,915
Shareholders’ equity:
Capital stock (note 5)	499,258	517,210
Retained earnings	284,316	386,868

	783,574	904,078

	$2,081,800	$1,819,311

METHANEX CORPORATION 2003 FOURTH QUARTER REPORT 9

Methanex Corporation

Consolidated Statements of Cash Flows	Three months ended		Years ended
(unaudited)	December 31		December 31

(thousands of U.S. dollars)	2003	2002	2003	2002

Cash flows from operating activities:
Net income (loss)	$(110,195)	$(30,382)	$7,508	$26,414
Add:
Depreciation and amortization	26,939	26,084	95,107	111,289
Future income taxes	10,796	4,466	45,239	8,446
Asset restructuring charges (note 9)	129,565	115,387	129,565	115,387
Write-off of plant and equipment under development (note 2)	—	—	39,833	—
Site restoration adjustment	—	(26,972)	—	(26,972)
Other	6,159	3,162	13,158	10,030

Cash flows from operating activities before undernoted changes	63,264	91,745	330,410	244,594
Receivables and accounts payable and accrued liabilities	25,935	4,557	30,627	(33,521)
Inventories and prepaid expenses	6,158	(8,826)	(2,222)	(22,998)
Utilization of prepaid natural gas	—	(240)	2,149	2,034

	95,357	87,236	360,964	190,109

Cash flows from financing activities:
Proceeds on issue of unsecured notes	—	—	—	200,000
Proceeds on issue of limited recourse long-term debt	17,434	97,578	46,547	97,578
Repayment of long-term debt	(11,731)	—	(40,731)	(150,000)
Proceeds on issue of shares on exercise of stock options	3,118	4,723	19,173	10,684
Dividend payments	(7,194)	(6,282)	(58,537)	(12,507)
Payment for shares repurchased	—	—	(88,648)	(55,974)
Repayment of other long-term liabilities	(3,638)	(3,245)	(10,335)	(8,352)
Other	(1,765)	(5,996)	(6,135)	(11,772)

	(3,776)	86,778	(138,666)	69,657

Cash flows from investing activities:
Acquisition of Titan Methanol Company, net of cash acquired (note 1)	—	—	(74,130)	—
Plant and equipment under construction or development	(74,208)	(29,190)	(206,968)	(142,245)
Property, plant and equipment	(6,956)	(10,542)	(35,982)	(17,913)
Accounts payable and accrued liabilities related to capital expenditures	(6,930)	(56)	1,522	(6,542)
Other assets	(24,204)	(1,191)	(40,264)	(3,808)

	(112,298)	(40,979)	(355,822)	(170,508)

Increase (decrease) in cash and cash equivalents	(20,717)	133,035	(133,524)	89,258
Cash and cash equivalents, beginning of period	308,580	288,352	421,387	332,129

Cash and cash equivalents, end of period	$287,863	$421,387	$287,863	$421,387

Supplementary cash flow information:
Interest paid, net of capitalized interest	$1,389	$—	$34,278	$21,641
Income taxes paid	$5,500	$3,035	$33,716	$3,147

Non-cash investing and financing activities:
Long-term liability incurred relating to the acquisition of the ammonia assets of Pacific Ammonia Inc. (note 2)	$—	$—	$12,976	$—

METHANEX CORPORATION 2003 FOURTH QUARTER REPORT 10

Methanex Corporation
Notes to Consolidated Financial Statements
(unaudited)

Year ended December 31, 2003

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. These consolidated financial statements have been prepared from the books and records without audit, however, in the opinion of management, all adjustments which are necessary to the fair presentation of the results of the interim period have been made.

These consolidated financial statements should be read in conjunction with the consolidated financial statements included in the Methanex 2002 Annual Report.

1.	Business combination

Effective May 1, 2003, the Company acquired the remaining 90% interest in Titan Methanol Company (“Titan”). Titan’s principal asset is an 850,000 tonne per year methanol facility in Trinidad. The Company had acquired a 10% interest in Titan in 2000. The acquisition has been accounted for under the purchase method of accounting with its results of operations consolidated from the date of acquisition. The Company’s 100% interest in the net assets at fair values at the date of acquisition is as follows:

($ thousands)

Net Assets Acquired:
Cash	$4,384
Other current assets	35,323
Property, plant and equipment	327,480
Other assets — debt service reserve account	9,874
Current liabilities, excluding current portion of long-term debt	(11,969)
Other long-term liabilities	(10,055)
Long-term debt, including current portion	(222,959)
Future income taxes	(43,064)

$89,014

Consideration, including costs on acquisition:
Cash	$78,514
Carrying value of original 10% investment in Titan	10,500

$89,014

2.	Property, plant and equipment

		Accumulated	Net
($ thousands)	Cost	Depreciation	Book Value

December 31, 2003
Plant and equipment	$2,482,673	$1,563,032	$919,641
Plant and equipment under construction or development	377,840	—	377,840
Other	48,827	26,081	22,746

	$2,909,340	$1,589,113	$1,320,227

December 31, 2002
Plant and equipment	$2,111,575	$1,363,277	$748,298
Plant and equipment under construction or development	210,705	—	210,705
Other	41,548	20,616	20,932

	$2,363,828	$1,383,893	$979,935

METHANEX CORPORATION 2003 FOURTH QUARTER REPORT 11

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Year ended December 31, 2003

2.	Property, plant and equipment (continued)

During the third quarter of 2003, the Company recorded a write-off of plant and equipment under development in the amount of $40 million related to the decision to not proceed with the development of a 1.3 million tonne per year methanol plant located in Western Australia.

On July 1, 2003, the Company acquired the Kitimat, British Columbia ammonia production assets of Pacific Ammonia Inc. for consideration of $20 million to be paid in installments over the period to December 31, 2005. As part of the acquisition the Company entered into an agreement to supply Mitsui & Co., Ltd. with 100% of the ammonia produced through the end of 2005, during which time the Company is not subject to cost or market risk. As at December 31, 2003, $14 million is included in liabilities relating to this acquisition.

3.	Interest in Atlas joint venture

The Company has a 63.1% joint venture interest in Atlas Methanol Company (“Atlas”). The joint venture is constructing a 1.7 million tonne per year methanol plant in Trinidad. Construction is expected to be completed in the second quarter of 2004.

The consolidated financial statements include the following amounts representing the Company’s interest in the Atlas joint venture:

	December 31,	December 31,
($ thousands)	2003	2002

Consolidated Balance Sheets
Cash and cash equivalents	$18,429	$7,168
Other current assets	2,443	1,349
Property, plant and equipment	235,718	161,808
Other assets	5,996	5,996
Current liabilities	4,486	3,847
Limited recourse long-term debt (note 4)	144,125	97,578

	Three months	Three months	Year	Year
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
($ thousands)	2003	2002	2003	2002

Consolidated Statements of Cash Flows
Cash inflows from financing activities	$17,434	$97,578	$46,547	$97,578
Cash outflows from investing activities	20,962	19,741	74,365	108,516

To December 31, 2003, the joint venture had no revenue and all expenditures were capitalized.

The Company estimates that its remaining share of capital expenditures to complete the construction of Atlas, including capitalized interest and funding of a debt reserve fund, will be approximately $56 million. The Company expects that these expenditures will be funded from cash generated from operations, cash and cash equivalents and the proceeds from the limited recourse debt facilities. The Company estimates its future cash equity contribution to complete the construction of Atlas and fund the debt reserve fund will be approximately $44 million.

METHANEX CORPORATION 2003 FOURTH QUARTER REPORT 12

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Year ended December 31, 2003

4.	Long-term debt

Long-term debt includes unsecured notes of the Company, limited recourse long-term debt of Titan and the Company’s proportionate share of limited recourse long-term debt of the Atlas joint venture. The debt of Titan and Atlas are described as limited recourse as they are secured only by the assets of the related subsidiary or joint venture.

		December 31,	December 31,
($ thousands)		2003	2002

Unsecured notes
i)	7.75% due August 15, 2005 (effective yield 7.83%)	$249,783	$249,046
ii)	8.75% due August 15, 2012 (effective yield 8.75%)	200,000	200,000

		$449,783	$449,646

Atlas – limited recourse facilities
i)	Senior commercial bank loan facility to a maximum amount of $72 million with interest rates based on LIBOR plus a spread ranging from 2.25% to 2.75%. Principal will be paid in twelve semi-annual payments commencing six months after the earlier of completion of construction and December 31, 2004.	64,203	43,513
ii)	Senior secured notes to a maximum amount of $63 million bearing an interest rate based on the yield to maturity on a ten-year U.S. treasury security plus 3.85% with semi-annual interest payments. Principal will be paid in twelve semi-annual payments commencing six years after the earlier of completion of construction and December 31, 2004.	56,229	38,432
iii)	Senior fixed rate bonds to a maximum amount of approximately $15 million bearing an interest rate of 8.25% with semi-annual interest payments. Principal will be paid in four semi-annual payments commencing eleven years after the earlier of completion of construction and December 31, 2004.	15,144	9,825
iv)	Subordinated loans to a maximum amount of $9 million with an interest rate based on LIBOR plus a spread ranging from 2.25% to 2.75%. Principal will be paid in twenty semi-annual payments commencing six years after the earlier of completion of construction and December 31, 2004.	8,549	5,808

		$144,125	$97,578

METHANEX CORPORATION 2003 FOURTH QUARTER REPORT 13

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Year ended December 31, 2003

4.	Long-term debt (continued)

		December 31,	December 31,
($ thousands)		2003	2002

Titan – limited recourse facilities
i)	Senior loans with an average fixed interest rate of 7.4%. Principal and interest is repayable by semi-annual payments. The loans mature in April 2010.	50,810	—
ii)	Senior commercial bank loan facility and senior loans with interest rates based on LIBOR plus a spread ranging from 0.75% to 2.25%. Principal and interest is repayable by semi-annual payments. The loan matures in April 2010.	62,556	—
iii)	Senior revolving working capital facilities to a maximum amount of $35 million with interest payable semi-annually and interest rates based on LIBOR plus a spread of 3%. The facilities expire in 2010.	25,000	—
iv)	Senior liquidity support facility, to a maximum amount of $22 million, with interest payable semi-annually and interest rates based on LIBOR plus a spread of 3%. Principal is repayable over time from available cash flows of Titan in accordance with the terms of the agreement. The facility expires in 2008.	15,367	—
v)	Subordinated loans with current interest rates based on LIBOR plus 4%. Principal and interest is scheduled to be repaid semi-annually over the period to 2010. To date payments have not been made. Principal and interest is payable from the available cash flows of Titan following full repayment of the senior liquidity support facility.	29,905	—

		$183,638	$—

		$777,546	$547,224
Less: current maturities		(21,361)	—

		$756,185	$547,224

At December 31, 2003, Titan has an interest rate swap contract with a remaining notional principal amount of $65 million. Under the contract, Titan has agreed to exchange, with another party, at specified intervals, the difference between LIBOR and a fixed interest rate of 6.6%. The swap contract matures over the period to 2010. On acquisition of Titan, the Company recorded a liability of $10 million representing the fair value of the interest rate swap contract.

5.	Capital stock

Changes in the capital stock of the Company during the period January 1, 2003 to December 31, 2003 were as follows:

	Number of	Consideration
	Common Shares	($ thousands)

Balance, December 31, 2002	125,651,639	$517,210
Issued on exercise of stock options	2,896,778	16,055
Shares repurchased	(9,000,000)	(37,125)

Balance, September 30, 2003	119,548,417	$496,140
Issued on exercise of stock options	459,350	3,118

Balance, December 31, 2003	120,007,767	$499,258

On June 30, 2003, the Company repurchased for cancellation 9 million of its common shares from NOVA Chemicals. The cost to acquire the shares in the amount of $89 million was allocated $37 million to capital stock and $52 million to retained earnings.

METHANEX CORPORATION 2003 FOURTH QUARTER REPORT 14

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Year ended December 31, 2003

6.	Net income per share

A reconciliation of the weighted average number of common shares is as follows:

	Three months	Three months	Year	Year
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2003	2002	2003	2002

Denominator for basic net income per share	119,677,786	125,183,497	122,961,809	126,610,754
Effect of dilutive stock options	—	—	2,669,700	2,191,220

Denominator for diluted net income per share	119,677,786	125,183,497	125,631,509	128,801,974

For periods in which there was a net loss, any outstanding stock options with exercise prices less than the average market price for the period are excluded from the calculation of the denominator for diluted net income per share, as inclusion of these securities would be antidilutive to the net loss per share.

7.	Stock-based compensation

(a)	Stock options:

(i)	Incentive stock options:

Common shares reserved for incentive stock options at December 31, 2003 were as follows:

	Options denominated in CAD$		Options denominated in US$

	Number of	Weighted	Number of	Weighted
	Stock	Average	Stock	Average
	Options	Exercise Price	Options	Exercise Price

Outstanding at December 31, 2002	6,848,328	$10.53	2,432,000	$6.47
Granted	—	—	1,194,000	9.23
Exercised	(1,787,728)	8.69	(393,850)	6.45
Cancelled	(22,625)	9.70	(41,000)	6.85

Outstanding at September 30, 2003	5,037,975	$11.19	3,191,150	$7.50
Exercised	(333,450)	9.97	(54,100)	6.58
Cancelled	(21,750)	11.02	(31,500)	8.48

Outstanding at December 31, 2003	4,682,775	$11.27	3,105,550	$7.51

As at December 31, 2003, 3,969,644 incentive stock options denominated in CAD$ and 746,300 incentive stock options denominated in US$ had vested and were exercisable at an average price of CAD$11.58 and US$6.48, respectively.

(ii)	Performance stock options:

Common shares reserved for performance stock options at December 31, 2003 were as follows:

	Number of	Average Exercise
	Stock Options	Price (CAD$)

Outstanding at December 31, 2002	1,662,200	$4.47
Exercised	(715,200)	4.47

Outstanding at September 30, 2003	947,000	$4.47
Exercised	(71,800)	4.47

Outstanding at December 31, 2003	875,200	$4.47

METHANEX CORPORATION 2003 FOURTH QUARTER REPORT 15

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Year ended December 31, 2003

7.	Stock-based compensation (continued)

(a)	Stock options (continued):

(ii)	Performance stock options: (continued)

The vesting of the performance stock options is tied to the market value of the Company’s common shares subsequent to the date of grant. As at December 31, 2003, 210,200 outstanding performance stock options have vested and are exercisable. The remaining 665,000 options will vest if the Company’s shares trade at or above CAD $20 per share.

(iii)	Fair value method disclosure:

The Company does not recognize compensation expense when stock options are granted and instead provides pro forma disclosure as if a fair value based method had been used. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant.

If the fair value based method had been used to measure and recognize stock-based compensation, the Company’s net income (loss) and net income (loss) per share would have been as follows:

	Three months	Three months
	ended	ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
($ thousands, except per share amounts)	2003	2002	2003	2002

Net income (loss) — as reported	$(110,195)	$(30,382)	$7,508	$26,414
Stock compensation expense	(927)	(1,035)	(3,790)	(3,444)

Net income (loss) — pro forma	$(111,122)	$(31,417)	$3,718	$22,970
Basic and diluted net income (loss) per share — pro forma	$(0.93)	$(0.25)	$0.03	$0.18

The pro forma amounts exclude the effect of stock options granted prior to January 1, 2002.

The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2003	2002

Risk-free interest rate	5%	5%
Expected dividend yield	2%	—
Expected life	5 years	5 years
Expected volatility	35%	35%
Weighted average fair value of options granted ($US/share)	$2.59	$2.46

METHANEX CORPORATION 2003 FOURTH QUARTER REPORT 16

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Year ended December 31, 2003

7.	Stock-based compensation (continued)

(b)	Restricted share units:

Commencing in 2003, executive officers may elect to receive either 50% or 100% of the value of their annual long-term incentive award in the form of restricted share units (RSU’s). RSU’s are grants of notional shares that are non-dilutive to shareholders. Holders of RSU’s are entitled to dividend-equivalents in the form of additional RSU’s. Upon vesting, RSU’s are redeemed at a value based on the trading price of the Company’s shares. Compensation expense for RSU’s is measured at fair value based on the market value of the Company’s shares at the date of grant and is recognized, together with changes in fair value, over the period from the date of grant to the date of vesting. As at December 31, 2003 a total of 500,640 RSU’s are outstanding and will vest on December 1, 2005.

8.	Interest expense

	Three months	Three months
	ended	ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
($ thousands)	2003	2002	2003	2002

Interest expense before capitalized interest	$17,531	$9,768	$58,991	$38,314
Less: capitalized interest	(7,173)	(3,823)	(20,176)	(9,342)

Interest expense	$10,358	$5,945	$38,815	$28,972

9.	Asset restructuring charges

	Three months	Three months
	ended	ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
($ thousands)	2003	2002	2003	2002

Non-cash settlements
Asset impairment charges	$129,565	$108,704	$129,565	$108,704
Other	—	6,683	—	6,683

	$129,565	$115,387	$129,565	$115,387
Cash settlements
Employee and contract termination benefits	$8,129	$—	$8,129	$—
Other	1,658	—	1,658	—

	$9,787	$—	$9,787	$—

Asset restructuring charges	$139,352	$115,387	$139,352	$115,387

METHANEX CORPORATION 2003 FOURTH QUARTER REPORT 17

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Year ended December 31, 2003

9.	Asset restructuring charges (continued)

During the fourth quarter of 2003 the Company recorded a non-cash asset impairment charge totaling $129.6 million relating to the carrying value of property, plant and equipment and related assets in New Zealand and Medicine Hat, Alberta. The Company also incurred costs and made payments of $9.8 million primarily for employee termination benefits to reduce the workforce at the Company’s New Zealand operations by approximately 82 employees and for costs to re-mothball the Medicine Hat facility.

In the fourth quarter of 2002, the Company recorded a pre-tax asset restructuring charge of $115.4 million related to the write-off of the Fortier, Louisiana methanol facility which had been idled since 1999.

10.	Acquisition of marketing and production rights

In the fourth quarter of 2003, the Company acquired certain production rights and exclusive rights to all methanol produced at Terra Industries’ 700,000 tonne per year methanol facility in Texas until the end of 2008 and the related customer contracts for $25 million.

METHANEX CORPORATION 2003 FOURTH QUARTER REPORT 18

Quarterly History
(unaudited)	2003	Q4	Q3	Q2	Q1	2002	Q4	Q3	Q2	Q1	2001	Q4	Q3	Q2	Q1

Methanol sales volume (thousands of tonnes)
Company produced product	4,933	1,328	1,200	1,211	1,194	5,686	1,347	1,419	1,489	1,431	5,390	1,522	1,327	1,296	1,245
Purchased product	1,392	399	350	332	311	809	278	207	129	195	1,280	170	301	404	405
Commission sales[1]	254	—	—	55	199	725	197	188	183	157	720	169	184	146	221

	6,579	1,727	1,550	1,598	1,704	7,220	1,822	1,814	1,801	1,783	7,390	1,861	1,812	1,846	1,871

Methanol production (thousands of tonnes)
Chile	2,704	640	624	732	708	2,932	735	748	743	706	2,783	662	710	708	703
New Zealand	968	158	229	225	356	2,281	552	593	601	535	2,133	592	520	447	574
Canada	449	109	91	122	127	478	126	125	103	124	445	127	123	93	102
Trinidad[1]	577	222	202	153	—	—	—	—	—	—	—	—	—	—	—

	4,698	1,129	1,146	1,232	1,191	5,691	1,413	1,466	1,447	1,365	5,361	1,381	1,353	1,248	1,379

Methanol price[2]
($/tonne)	220	204	216	240	223	155	188	182	138	111	172	115	147	200	225
($/gallon)	0.66	0.61	0.65	0.72	0.67	0.47	0.57	0.55	0.42	0.33	0.52	0.35	0.44	0.60	0.68
Per share information
Net income (loss)	$0.06	(0.92)	(0.06)	0.39	0.60	0.21	(0.24)	0.47	0.12	(0.13)	0.46	(0.10)	(0.15)	0.25	0.43

1	Effective May 1, 2003 we acquired the remaining interest in the 850,000 tonne per year Titan methanol facility (“Titan”). Prior to May 1, 2003 we had a 10% interest in Titan and marketed its entire production on a commission basis.

2	Produced and purchased product.

METHANEX CORPORATION 2003 FOURTH QUARTER REPORT 19